SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Webzen Inc.

(Name of Issuer)

Common Stock, 500 Won per share

(Title of Class of Securities)

94846M102

(CUSIP Number)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
          ☐   Rule 13d-1(b)
          ☐   Rule 13d-1(c)
          ☒   Rule 13d-1(d)

CUSIP No. 94846M102	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eun-Sook Lee
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 388,313 common stock
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 388,313 common stock
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 388,313 common stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.89% common stock
12	TYPE OF REPORTING PERSON IN

Page 3 of 5 Pages

Item 1(a).   Name of Issuer:

     Webzen Inc.

Item 1(b).   Address of Issuer’s Principal Executive Offices:

    Daelim Acrotel Building 6th Floor
     467-6 Dogok-dong, Kangnam-ku
     Seoul, Korea 135-971

Item 2(a).   Name of Person Filing:

    Eun-Sook Lee, Korean citizen

Item 2(b).   Address of Principal Business Office or, if None, Residence:

    [To come]

Item 2(c).   Citizenship:

     Shown in item 2 (a) above

Item 2(d).   Title of Class of Securities:

     Common stock, par value 500 Won per share

Item 2(e).   CUSIP Number:

     94846M102

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Page 4 of 5 Pages

Item 4. Ownership.

Eun-Sook Lee

(a)		Amount beneficially owned: 388,313 common stock

(b)		Percent of class: 8.89% common stock

(c)		Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:	388,313 common stock

	(ii)	Shared power to vote or to direct the vote:	None

	(iii)	Sole power to dispose or to direct the disposition of:	388,313 common stock

	(iv)	Shared power to dispose or to direct the disposition of:	None

Percentage ownership is calculated using 4,370,000 common shares outstanding as of the filing date.

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not Applicable

Item 8.	Identification and Classification of Members of the Group.

     Not Applicable.

Item 9.	Notice of Dissolution of Group.

     Not Applicable

Item 10.	Certifications.

     Not Applicable

Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2004

/s/ Eun-Sook Lee
(Signature)

Eun-Sook Lee
(Name/Title)